# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CytomX Therapeutics, Inc., CIK 0001501989
CUSIP: 23284F105
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 151 OYSTER POINT BLVD., SUITE 400, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 05/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002059170

## Reporting persons
- Seven Fleet Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 377,161; sole dispositive power 0; shared dispositive power 377,161; aggregate amount beneficially owned 377,161 (0.2% of the class)
  Comment: Nos. 6, 7, and 9: All such shares are held directly by Seven Fleet Partners (as defined in Item 2(a) below). Seven Fleet Advisors (as defined in Item 2(a)), as the investment manager of Seven Fleet Partners, may be deemed to beneficially own the shares of Common Stock held directly by Seven Fleet Partners. The Reporting Individual (as defined in Item 2(a)), as the managing member of Seven Fleet Advisors, may be deemed to beneficially own the shares of Common Stock beneficially owned by Seven Fleet Advisors.
  
  No. 11: Based on 157,544,369 shares of Common Stock (as defined in Item 2(d) below) outstanding as reported by the Issuer (as defined in Item 1(a) below) in its prospectus supplement filed pursuant to Rule 424(b)(5) dated May 12, 2025, and filed with the Securities and Exchange Commission (the "Commission") on May 12, 2025 (the "Prospectus Supplement").
- Seven Fleet Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 377,161; sole dispositive power 0; shared dispositive power 377,161; aggregate amount beneficially owned 377,161 (0.2% of the class)
  Comment: Nos 6, 8 and 9: All such shares are held directly by Seven Fleet Partners. Seven Fleet Advisors, as the investment manager of Seven Fleet Partners, may be deemed to beneficially own the shares of Common Stock held directly by Seven Fleet Partners. The Reporting Individual, as the managing member of Seven Fleet Advisors, may be deemed to beneficially own the shares of Common Stock beneficially owned by Seven Fleet Advisors.
  
  No 11: Based on 157,544,369 shares of Common Stock outstanding as reported by the Issuer in its Prospectus Supplement.
- Brian Liu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 377,161; sole dispositive power 0; shared dispositive power 377,161; aggregate amount beneficially owned 377,161 (0.2% of the class)
  Comment: Nos 6, 8 and 9: All such shares are held directly by Seven Fleet Partners. Seven Fleet Advisors, as the investment manager of Seven Fleet Partners, may be deemed to beneficially own the shares of Common Stock held directly by Seven Fleet Partners. The Reporting Individual, as the managing member of Seven Fleet Advisors, may be deemed to beneficially own the shares of Common Stock beneficially owned by Seven Fleet Advisors.
  
  No 11: Based on 157,544,369 shares of Common Stock outstanding as reported by the Issuer in its Prospectus Supplement.

## Item 1. Issuer
Name of issuer: CytomX Therapeutics, Inc.
Address of issuer's principal executive offices: 151 OYSTER POINT BLVD., SUITE 400, SOUTH SAN FRANCISCO, California, 94080

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Seven Fleet Partners LP ("Seven Fleet Partners"), Seven Fleet Advisors LLC ("Seven Fleet Advisors" and together with Seven Fleet Partners, the "Reporting Entities") and Brian Liu (the "Reporting Individual"). The Reporting Entities and the Reporting Individual are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 960 San Clemente Way, Mountain View CA 94043.
Citizenship: Seven Fleet Partners is a limited partnership organized under the laws of the State of Delaware. Seven Fleet Advisors is a limited liability company organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row 9 of the cover page for each Reporting Person.

Seven Fleet Partners directly beneficially owns 377,161 shares of Common Stock. Seven Fleet Advisors, as the investment manager of Seven Fleet Partners, may be deemed to beneficially own the shares of Common Stock held directly by Seven Fleet Partners. The Reporting Individual, as the managing member of Seven Fleet Advisors, may be deemed to beneficially own the shares of Common Stock beneficially owned by Seven Fleet Advisors.

*Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock.

Seven Fleet Advisors and Longitude Capital Management Co. LLC (together with its affiliates, "Longitude") have instituted policies and procedures that may affect the acquisition, holding and disposition of securities held by Seven Fleet Advisors and its affiliates. As a result of such policies and procedures, the Reporting Persons and Longitude may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). As of the date hereof, based on information provided by or on behalf of Longitude, Longitude may be deemed to be the beneficial owner of 11,538,461 shares of Common Stock, constituting 7.3% of the number of shares of Common Stock outstanding (based on 157,544,369 shares of Common Stock outstanding, as reported by the Issuer in its Prospectus Supplement). Notwithstanding such policies and procedures, the Reporting Persons expressly disclaim such group membership and beneficial ownership over any Common Stock that they may be deemed to beneficially own by reason of such policies and procedures. This Schedule 13G shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 of the Exchange Act or for any other purpose.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 and Exhibit 2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filling Agreement
Exhibit 2

## Signatures
- Seven Fleet Partners LP: /s/ Brian Liu, Brian Liu, Managing Member of Seven Fleet Advisors, LLC, its Investment Manager (05/20/2025)
- Seven Fleet Advisors LLC: /s/ Brian Liu, Brian Liu, Managing Member (05/20/2025)
- Brian Liu: /s/ Brian Liu, Brian Liu (05/20/2025)